Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following article was published by The Globe and Mail on September 10, 2025, and features a statement by Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona’s variation, change and extension of its previously announced offer (as varied, the “Amended Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates.

By Jameson Berkow and Andrew Willis

September 10, 2025

Cenovus CEO doesn’t plan to raise his bid for MEG Energy, dismisses rival offer from Strathcona as ‘not credible’

Jon McKenzie will not be baited into a bidding war for MEG Energy Corp.

Two days after Strathcona Resources Ltd. boosted its hostile bid for the last of Canada’s pure-play oil sands producers, the chief executive officer of Cenovus Energy Inc. remains confident his friendly $7-billion deal will win.

“We have the only viable bid,” Mr. McKenzie said in an interview. “We have the only realistic bid, and it is far superior to anything else that has been put out there.”

“It is a deal that should get done at the current price.”

Strathcona’s original offer in May consisted of 0.62 Strathcona shares and $4.10 per MEG share, which valued the company at nearly $6-billion before debt. It was rejected by MEG’s board in June.

After MEG accepted another offer from Cenovus last month, Strathcona executive chair Adam Waterous accused the MEG board of directors of adopting an “anybody but Strathcona” view and said they “gifted” the company to Cenovus.

Mr. McKenzie said that, in reality, MEG ran a traditional strategic review process. More than a dozen companies participated in that process, he said, which resulted in multiple bids.

“Our bid was originally much lower than what we ultimately ended up with,” he said. “We put in a higher component of equity – they asked for that – and we added a significant number of dollars per share to our bid and eventually got to a place where it was accepted.”

Strathcona’s latest entirely stock-based offer of 0.8 Strathcona shares per MEG share values the company at roughly $7.85-billion, or $30.86 per share.

One MEG shareholder said Strathcona’s promised fourth-quarter special dividend of $5.22 per share (if the MEG deal gets done, rising to $10 per share if not) means the actual value of the offer is closer to $35 per MEG share. But Mr. McKenzie said that payout equates to taking money off the balance sheet and giving it to shareholders, meaning Strathcona’s share price will fall in direct proportion to the value of the dividend.

“It is kind of finance 101, the equity value should depreciate by the same amount as the dividend, so it is really a nothing‚” he said. “Adam is doing what Adam needs to do, there are no surprises there, but the reality is his bid just isn’t credible.”

In response, Mr. Waterous said Wednesday it is no surprise that a competitor with a cash bid “is trying to talk down a stock alternative that is far higher,” adding that he doesn’t know what Cenovus means about the credibility of his offer.

“Since we started our business in January, 2017, our shareholders have earned an 18 per cent compound annual rate of return, including dividends,” he said. “In the same time, Cenovus has earned 2 per cent. We think this is the type of credibility that matters most to shareholders.”

Strathcona shares have increased in price by more than 28 per cent since mid-May, but Mr. McKenzie said that is more a result of limited liquidity than genuine value creation.

An average of less than 100,000 Strathcona shares have traded per day over the past three months. The latest three-month average daily trading volume for Cenovus shares, by comparison, is more than nine million.

“There is nothing that should tell you that the Strathcona assets should trade at a significant premium to MEG and a significant premium to the industry,” Mr. McKenzie said.

“Adam’s bid is just an air bid, it is a paper bid. … It doesn’t have any validity.”

Mr. Waterous has previously criticized the Cenovus bid for being 75-per-cent cash, which would deny MEG shareholders the opportunity to participate in future upside. Mr. McKenzie, however, said MEG shareholders will have some flexibility in choosing the proportion of cash and shares they receive.

Cenovus has set aside $5.2-billion and 84.3 million shares for the transaction, chief financial officer Kam Sandhar said during an Aug. 22 conference call.

“You’ll have some shareholders that want more certainty and so they will take more cash, and you have some who want to continue on the journey and they will take more equity,” Mr. McKenzie said. “If you have more shareholders wanting cash, they will get prorated down to the 75 per cent, and if you have more shareholders that want equity, they will get prorated down to 25 per cent.”

MEG and Cenovus have neighbouring operations in the Christina Lake region of Northern Alberta, which is part of the reason Mr. McKenzie expects combining the two assets will generate operational savings, or synergies, of more than $400-million per year by 2028.

“You can really throw a rock from our plant to their plant,” he said.

In a presentation released alongside his amended offer Monday, Mr. Waterous claimed Strathcona - which also has operations in the region - would be able to generate similar savings. But Mr. McKenzie said investors should be skeptical.

Strathcona’s operating costs are more than double those of Cenovus and MEG, he said, and its steam-to-oil ratio - a key measure of efficiency in thermal oil sands operations - is also nearly 50-per-cent higher.

“They claim they can get our synergies but they have obviously never done that before,” Mr. McKenzie said. “They don’t do that on their existing properties, so why would we have any kind of confidence that they are going to be able to drive synergies on MEG properties?”

Cole Smead, the chief executive officer and portfolio manager of Smead Capital, which owns more than 1.1 million MEG shares, said Cenovus being unwilling to raise its bid increases the chances that Strathcona wins. At least two-thirds of the votes to be cast at an Oct. 9 meeting of MEG shareholders will need to be in favour of the Cenovus deal for Mr. McKenzie to win.

Mr. Waterous, who also heads the private equity firm that owns Strathcona, Waterous Energy Fund, recently boosted his stake in MEG to 14.2 per cent and plans to vote against the Cenovus deal. But Mr. McKenzie said he is not concerned.

“What Adam does between now and then is just noise in the system,” he said. “It is not credible and it is not something we think about.”

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and  Bid Circular dated May 30, 2025 (the “Original Offer to Purchase and Circular”), the Notice of Variation, Change and Extension, dated September 10, 2025 (the “Notice of Variation and Change”), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the “Offer Documents”). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information and Where to Find It

This communication relates to the Amended Offer. In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This communication is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Cautionary Statement Respecting Information of MEG and Cenovus

Strathcona has not had access to the non-public books and records of MEG or Cenovus Energy Inc. (“Cenovus”) and Strathcona is not in a position to independently assess or verify certain of the information in MEG’s or Cenovus’s publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this communication and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to Strathcona’s business strategy and future plans; expectations relating to the Amended Offer and information concerning Strathcona’s plans for MEG in the event the Amended Offer is successful; Strathcona's intention to undertake a special distribution of $2.142 billion (the “Special Distribution”) to all holders of Strathcona common shares as a dividend or, at the election of shareholders, a return of capital, including the anticipated form and amount of the Special Distribution, timing thereof and the expectation that, if the Amended Offer is completed, MEG shareholders who deposit MEG Shares under the Amended Offer and any second stage transaction will be entitled to participate in the Special Distribution; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund (“WEF”) and Waterous Energy Fund III LP; the expectation that WEF has a long-term view of Strathcona’s business and has no current plans to sell any of its Strathcona common shares; WEF’s willingness to enter into a mutually acceptable lock-up agreement as part of a supported transaction; Strathcona’s intention to vote its MEG Shares against the agreement entered into by MEG and Cenovus announced August 22, 2025 (the “MEG Board Deal”); the intention of Strathcona to engage with the MEG board of directors and MEG shareholders directly; the relative valuations of the MEG Board Deal and the Amended Offer; the expected benefits of the Amended Offer and the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the ability of Strathcona to fund the Special Distribution, including the expected sources of funding therefor and the anticipated impact thereof on Strathcona's financial position; the ability of Strathcona to obtain all approvals required to complete the Special Distribution in a timely manner or at all; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona’s expectations; the success of Strathcona’s operations and growth and expansion projects; future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. All figures and descriptions provided in this communication related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona’s and MEG’s respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources), will not change from September 5, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG’s public filings on SEDAR+ up to and including September 5, 2025, in the case of MEG, and in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) 254,378,035 MEG Shares are issued and outstanding immediately prior to the date of this communication and 2,565,205 MEG Shares are issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG’s shareholder rights plan) outstanding immediately prior to the date of this communication; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a second stage transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares are issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer), changes in general economic and market conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; conditions required for declaring the Special Distribution not having been satisfied; the inability of Strathcona to procure the approvals required to complete the Special Distribution, in a timely manner or at all; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The declaration of the Special Distribution on Strathcona common shares is at the sole discretion of the board of Strathcona and will continue to be evaluated. There are factors that may result in Strathcona not declaring the Special Distribution, including changes to its free cash flow, operating results, capital requirements, financial position, debt levels, market conditions or corporate strategy and the need to comply with requirements under its debt agreements and applicable laws respecting the declaration and payment of distributions. There are no assurances as to a declaration and payment of the Special Distribution or the amount or timing of any such distribution.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.